SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)


                                  infoUSA Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.0025 Par Value Per Share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    456818301
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Cardinal Capital Management, LLC
                                One Fawcett Place
                          Greenwich, Connecticut 06830
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 21, 2006
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

CUSIP No.  456818301
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cardinal Capital Management, LLC - 06 1422705

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     1,479,900

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     3,336,810

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,336,810

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%

14.  TYPE OF REPORTING PERSON

     IA

CUSIP No. 456818301
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cardinal Value Equity Partners, LP - 06 1425087

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     154,500

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     154,500

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     154,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.29%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No. 456818301
          ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

The name of the issuer is infoUSA Inc. (the "Issuer"). The address of the Issuer's offices is 5711 South 86th Circle, Omaha, Nebraska 68127. This schedule 13D relates to the Issuer's Common Stock, $.0025 Par Value Per Share (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)-(c), (f) This Schedule 13D is being filed by Cardinal Capital Management, LLC, a Delaware limited liability company ("Cardinal") and Cardinal Value Equity Partners, LP, a Delaware limited partnership (collectively, the "Reporting Persons"). The principal business address of the Reporting Persons is One Fawcett Place, Greenwich, Connecticut 06830. The Managing Partner and a Member of Cardinal is Ms. Amy K. Minella. Mr. Eugene Fox and Mr. Robert B. Kirkpatrick are each Managing Directors and Members of Cardinal and Mr. Thomas
J. Spelman is the Chief Compliance Officer. (Ms. Minella, Mr. Fox, Mr. Kirkpatrick and Mr. Spelman are collectively referred to herein as the "Members and Executive Officers").

     (d) None of the Reporting Persons nor any of Cardinal's Members and Executive Officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons nor any of Cardinal's Members and Executive Officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

This Schedule 13D contains information regarding Shares that may be deemed to be beneficially owned by Cardinal. Such Shares are held by various investment management clients, including Cardinal Value Equity Partners, L.P., of Cardinal ("Cardinal Clients") in accounts with respect to which Cardinal has investment discretion and in certain instances has obtained sole voting power.

As of the date hereof, the Reporting Persons may be deemed to beneficially own 3,336,810 Shares.

The funds for the purchase of the Shares by Cardinal Capital Management, LLC came from the funds and/or managed accounts managed by Cardinal Capital Management, LLC.

The funds for the purchase of the Shares by Cardinal Value Equity Partners, LP came from its working capital.

The total cost for the Shares held by the Cardinal Clients is $35,086,841.62

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

(a-j) The Shares held by the Reporting Persons were acquired for, and are being held by Cardinal Clients for, investment purposes on the Reporting Persons' behalf. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons have certain concerns regarding the conduct of the Board of Directors, and, as previously disclosed on the Reporting Persons' initial filing on Schedule 13D, on September 2, 2005, Cardinal Value Equity Partners, LP sent a letter to the Issuer expressing these concerns. On February 22, 2006, Cardinal Value Equity Partners, LP filed under seal a derivative and class action complaint, Cardinal Value Equity Partners, LP v. Gupta et al. Civil Action No. 1959-N in the Court of Chancery of the State of Delaware (the "Complaint"). The Complaint was sealed in accordance with the terms of a confidentiality agreement between Cardinal Value Equity Partners, LP and the Issuer, dated September 23, 2005 entered into in connection with the Cardinal Value Equity Partners, LP's demand for inspection of corporate records under
Section 220 of Delaware Corporation Law. On February 22, 2006 a letter was sent on behalf of the Issuer to Cardinal Value Equity Partners, LP's counsel regarding the Complaint and on February 23, 2006, Cardinal Value Equity Partners, LP sent Issuer's counsel a response to the letter. Both letters were included as exhibits in the Reporting Persons' last filing on Schedule 13D, dated February 27, 2006. On March 20, 2006, defendants' counsel sent a letter to the Court of Chancery stating that the defendants did not object to the unsealing of Complaint. This Amendment No. 4 to the Schedule 13D is being filed to include the unsealed Complaint. The Complaint is attached as Exhibit B.

In an effort to protect the investment of Cardinal Clients and the investments made on behalf of the investors in Cardinal Value Equity Partners, LP, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

Although the Reporting Persons have no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

          (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

          (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

          (3)  a sale or transfer of a material amount of assets of the Issuer;

          (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (5) any material change in the present capitalization or dividend policy of the Issuer;

          (6) any other material change in the Issuer's business or corporate structure;

          (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

          (10) any action similar to those enumerated above.

Any future decisions of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

--------------------------------------------------------------------------------
Item 5. Interest in Securities of the Issuer.

(a-e) As of the date hereof, Cardinal Capital Management, LLC and Cardinal Value Equity Partners, LP may be deemed to be the beneficial owner of 3,336,810 Shares and 154,500 Shares, respectively, constituting 6.2% and 0.29% of the Shares of the Issuer, respectively.

Cardinal Capital Management, LLC has the sole power to vote or direct the vote of 1,497,900 Shares and dispose or direct the disposition of 3,336,810 Shares to which this filing relates. Cardinal Value Equity Partners, LP has the sole power to vote or direct the vote of and dispose or direct the disposition of 154,500 Shares to which this filing relates.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

All transactions in the Shares which have been effected by the Reporting Persons since the date of the Reporting Persons' last filing are listed as Exhibit C.

The 3,336,810 Shares were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit A

The unsealed derivative and class action compliant, Cardinal Value Equity Partners, LP v. Gupta et al. Civil Action No. 1959-N is attached as Exhibit B

Transactions in the Shares which have been effected by the Reporting Persons since the date of the reporting persons' last filing are listed on Exhibit C

-------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             March 22, 2006
                                     ----------------------------------------
                                                (Date)


                                      CARDINAL VALUE EQUITY PARTNERS, LP

                                      By: Cardinal Capital Management, LLC
                                          General Partner

                                       /s/ Amy K. Minella
                                       --------------------------------------
                                               (Signature)

                                            Amy K. Minella
                                        -------------------------------------
                                                (Name/Title)


                                      CARDINAL CAPITAL MANAGEMENT, LLC*

                                        /s/ Amy K. Minella
                                       --------------------------------------
                                                (Signature)

                                            Amy K. Minella
                                        -------------------------------------
                                                (Name/Title)


* The Reporting Person disclaims beneficial ownership except to the extent of its pecuniary interest therein.

                                    Exhibit A

                             JOINT FILING AGREEMENT

     The undersigned agree that this Amendment No. 4 to Schedule 13D dated March 22, 2006, relating to the Common Stock of infoUSA Inc. shall be filed on behalf of the undersigned.



                                      CARDINAL VALUE EQUITY PARTNERS, LP*

                                      By: Cardinal Capital Management, LLC
                                          General Partner

                                       /s/ Amy K. Minella
                                       --------------------------------------
                                               (Signature)

                                            Amy K. Minella
                                        -------------------------------------
                                                (Name/Title)


                                      CARDINAL CAPITAL MANAGEMENT, LLC*

                                        /s/ Amy K. Minella
                                       --------------------------------------
                                                (Signature)

                                            Amy K. Minella
                                        -------------------------------------
                                                (Name/Title)

                                   Exhibit B

                              EFiled: Feb 22 2006 5:17PM EST      [SEAL OF THE
                                     Transaction ID 10637215   COURT OF CHANCERY
                                                                  OF THE STATE
                                                                  OF DELAWARE]

               IN THE COURT OF CHANCERY FOR THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

CARDINAL VALUE EQUITY PARTNERS, LP,   :
derivatively and on behalf of         :
nominal defendant,                    :
                                      :
                                      :
              Plaintiff,              :
                                      :
     v.                               :              C.A. No. __________
                                      :
Vinod Gupta, George F. Haddix,        :
Elliott S. Kaplan, and Dennis P.      :
Walker,                               :
                                      :
              Defendants,             :
and                                   :
                                      :
infoUSA Inc.,                         :
                                      :
              Nominal Defendant.

--------------------------------------------------------------------------------
YOU ARE IN POSSESSION OF A DOCUMENT FILED IN THE COURT OF
CHANCERY OF THE STATE OF DELAWARE THAT IS CONFIDENTIAL
AND FILED UNDER SEAL.

IF YOU ARE NOT AUTHORIZED BY COURT ORDER TO VIEW OR
RETRIEVE THIS DOCUMENT READ NO FURTHER THAN THIS PAGE.  YOU
SHOULD CONTRACT THE FOLLOWING PERSON;

R. Bruce McNew, Esquire
Taylor & McNew LLP
2710 Centerville Road, Suite 210
Wilmington, DE 19808
Tel: 302/655-9200

               IN THE COURT OF CHANCERY FOR THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

CARDINAL VALUE EQUITY PARTNERS, LP,   :
derivatively and on behalf of         :
nominal defendant,                    :
                                      :
                                      :
     Plaintiff,                       :
                                      :
     v.                               :   C.A. No. __________
                                      :
Vinod Gupta, George F. Haddix,        :
Elliott S. Kaplan, and Dennis P.      :
Walker,                               :
                                      :
     Defendants,                      :
and                                   :
                                      :
infoUSA Inc.,                         :
                                      :
     Nominal Defendant.

                      DERIVATIVE AND CLASS ACTION COMPLAINT

          Plaintiff, Cardinal Value Equity Partners, LP ("Cardinal" or "plaintiff'), by and through its attorneys, brings this action against the defendants and for its complaint states as follows:

                    I. Nature of The Action and the Parties
                       ------------------------------------

A.   Nature of The Action

          1. This is an action brought by Cardinal, derivatively on behalf of infoUSA Inc. ("infoUSA" or the "Company") and as a class action on behalf of the Class, as defined herein, against certain of the directors of the Company. The action seeks relief with respect to defendant Vinod Gupta's ("V. Gupta"), the dominant stockholder of the Company, abuse of his position for his personal benefit whereby, through his domination and control of the Board of Directors, he terminated the exploration of strategic alternatives designed to benefit all shareholders. Historically, V. Gupta's domination and control has resulted in numerous inappropriate actions designed to benefit V. Gupta and his family, including interested party transactions, excessive compensation, and perquisites and the employment of relatives. The most recent abuse of authority manifested itself in the termination of the Company's investigation of strategic alternatives because V. Gupta determined that such activity was not in his personal interest. This action seeks to invalidate the Board action terminating the Special Committee and its search for strategic alternatives.

B.   The Parties

          2. Cardinal is the record owner of 100 shares of the Company and beneficially owns or has sole investment authority with respect to approximately 3,260,000 shares of the Company, approximately 6.1% of the Company's issued shares and 9.5% of the shares not owned or controlled by V. Gupta. Cardinal is the second largest owner of shares not affiliated with management. Cardinal has beneficially owned and had investment authority with respect to shares of the Company since March 31, 2004. Cardinal has continuously owned shares since that time.

          3. Defendant V. Gupta is Chairman of the Board and Chief Executive Officer of the Company. He has served as the director of the Company since he founded it in 1972, V. Gupta, along with his wife and sons, currently owns in excess of 20,000,000 shares of the Company's common stock, representing approximately 38% equity in the Company.

          4. Defendant George F. Haddix ("Haddix") is Chairman of the Governance and Nominating Committee and a member of the Compensation Committee of the Board and has served as a director since 1995.

          5. Defendant Elliott S. Kaplan ("Kaplan") is a member of the Finance Committee and has served as a director since 1988.

          6. Defendant Dennis P. Walker ("Walker") has served as a director since 2003 and is a member of the Governance and Nominating and Compensation Committees.

          7. The Defendants referred to in paragraphs 3 through 6 hereof are collectively referred to as the Individual Defendants and constitute half of the eight member Board.

          8. Nominal Defendant, infoUSA, is a Delaware corporation with its principal place of business in Omaha, Nebraska.

          9. infoUSA is a leading provider of business and consumer information products, database marketing services, data processing services and sales and marketing solutions. infoUSA's principal source of business is its proprietary database of information related to 250,000,000 consumers and 14,000,000 businesses. infoUSA provides such data both directly to end users and also to wholesalers who resell the data to end users. infoUSA has approximately three million customers.

C.   Non-Defendant Directors

          10. Martin F. Kahn ("Kahn") has served as a director since 2004 and is a member of the Governance and Nominating and Finance Committees. Vasant H. Raval ("Raval") is Chairman of the Audit Committee and a member of the Finance Committee of the Board and has served as a director since 2002. Anshoo Gupta ("A. Gupta") has been a director of the Company since April, 2005. A. Gupta is not related to V. Gupta. William Fairfield ("Fairfield") joined the Board in November 11, 2005. Collectively, Kahn, Raval, A. Gupta and former director Charles Stryker ("Stryker") were a four person special committee formed in response to an offer received by infoUSA from V. Gupta to acquire all the outstanding publicly held common shares of the Company for $11.75 per share (the "Gupta Offer"). At that time the Board had nine members, Stryker served as a director from May, 2005 until his resignation in January, 2006.

                           II. Substantive Allegations
                               -----------------------

A.   Background

          11. In February of 2005, V. Gupta wrote to the Company's second largest stockholder stating he was committed to taking the stock of the Company to $20 per share and higher in 2005.

          12. In March 2005, V. Gupta purchased 61,000 shares at an average price of $10.13 bringing his holdings to approximately 34.5%. At that time he stated, in a public press release, "I continue to believe that infoUSA's stock is worth in excess of $18 per share based on the Company's strong financial condition and earnings momentum. Additionally, it is trading at a discount to its peer group as measured by multiple of EBITDA and free cash flow."

          13. On Wednesday June 8, 2005, after market close, infoUSA issued an earnings warning lowering its earnings guidance by about approximately 5%. The share price dropped from $11.94 to $9.85.

          14. The earnings forecast purportedly was lowered because of the impact of a change in the Company's pricing policies with respect to a high margin portion of its business. The new pricing policy was initiated at the direction of V. Gupta. The Company was aware that the change in pricing policy would have an immediate short-term negative impact on its cash flows and earnings, however, the Company and V. Gupta, expected that in the long run the change in policy would produce superior financial effects. The Company did not disclose the expectation of an improvement in earnings as the policy became fully implemented and the Company's plan reached fruition.

B.   V Gupta's Going Private Offer

          15. On Monday June 13, 2005, V. Gupta announced an offer to acquire all the outstanding shares of the Company for $11.75 per share. The price of $11.75 per share was less than the price at which infoUSA shares had been trading before the Company adjusted its earnings forecast just five days earlier and well below the $18 per share minimum value placed on the Company's stock by
V. Gupta in March.

          16. V. Gupta's offer was made opportunistically right after when the initial, and expected, negative impact of the new pricing policy took effect on the price of the stock.

          17. On June 24, 2005, the Company announced that it had formed, on June 14, a Special Committee consisting of Mssrs. Kahn, Stryker, Raval and A. Gupta. The Special Committee also announced that it had engaged the law firm of Fried Frank Harris Shriver and Jacobson LLP as legal advisor. The Company stated that the authority of the Special Committee was to "review Mr. Vinod Gupta's proposal and potential alternatives" (emphasis added).

          18. On July 22, 2005, the Special Committee announced that it had engaged Lazard Freres & Co. as financial advisor. The Company further announced that as of July 18, 2005 V. Gupta had entered into an agreement, ending October 16, 2005, to refrain from taking certain actions related to acquisition of infoUSA securities. The agreement provided he would not be subject to these restrictions if the Company announced that it had entered into an agreement with a third parry contemplating a merger consolidation, sale of assets or other similar transaction.

          19. On July 22, 2005 the Company reiterated that:

          the Special Committee was formed to take all actions on behalf of the InfoUSA Board of Directors with respect to V. Gupta's proposal, including any actions that the Committee deems proper for the discharge of its fiduciary duties. The Board of Directors authorized the Committee to determine whether the Company should become a party to a transaction pursuant to V. Gupta's proposal or otherwise; negotiate, accept or reject the proposal in its sole discretion; solicit, consider or negotiate alternative proposals; engage independent advisors; and take any other actions that the Committee deems to be appropriate or necessary. (emphasis added).

          20. On June 23, 2005, V. Gupta had stated "I think this Company and this Company's employees would be better served if we were private and not have to worry about all the regulations and stock price and analysts."

          21. Without dissent, the Board concluded that the going private transaction was in the best interest of all stockholders and determined to seek a transaction eliminating the public stockholders equity interest in the Company.

          22. On August 25, 2005, the Company announced that the Special Committee, based on its preliminary review, advised V. Gupta that his current proposal was inadequate. The Company also stated that the Special Committee further advised V. Gupta that while the Committee had made no decision about alternatives, it would continue to explore potential strategic alternatives for the Company.

          23. In response, V. Gupta advised the Special Committee that he was withdrawing his $11.75 per share offer and reiterated his intention not to sell his shares or to vote in favor of any other transaction. Despite these statements, the Special Committee, in a press release, stated that it intended to continue to explore a range of strategic alternatives.

          24. On August 26, 2005, Kahn presented a report to the Board on behalf of the Special Committee. He reported that: (1) the Committee had retained Fried, Frank, Harris, Schriver and Jacobson, LLP as its legal counsel and Lazard Freres & Co. LLC as its financial advisors; (2) at a Special Committee meeting on August 23, Lazard had presented a preliminary report which caused the Special Committee to unanimously conclude that V. Gupta's offer of $11.75 was too low and (3) the Special Committee concluded that any transaction should be subjected to a "market check". Kahn indicated that he had communicated these conclusions to V. Gupta on August 24 at which point V. Gupta advised the Special Committee he was withdrawing his proposal.

          25. The same day, it was reported that "infoUSA, Inc. will continue to explore strategic alternatives after its Board of Directors on Thursday, August 25, rejected the $390 million dollar offer for the business and consumer data company from CEO, Vinod Gupta."

          26. V. Gupta publicly reiterated, on August 24, 2005, that he did not desire to dispose of any of his shares and would not vote in favor of any alternative transaction. Of course, because V. Gupta did not control a majority of the stock of infoUSA, he did not have the legal ability to prohibit or block a transaction that received sufficient support from other stockholders.

          27. In a research report Brad Eichler, an equity analyst with the Little Rock, Arkansas investment bank, Stephens, Inc., which followed infoUSA and was also advising V. Gupta with respect to his offer, claimed that infoUSA's Board had stated that it would negotiate with V. Gupta only "if he was willing to vote his shares in favor of the best deal" that the Directors brought forward. Eichler further wrote that if the Board did not have a credible higher offer it had made a mistake. He stated "seeing that an advisor was hired only a month ago, it is hard to imagine that the Board has received a higher bid". The only possible source of Eichler's information was V. Gupta. V. Gupta was attempting to poison the waters and twist the real reason for the withdrawal of his offer.

          28. V. Gupta also publicly indicated that the reason for his withdrawal was that the Special Committee required, as a condition of any negotiations, that he agree to support sale of the Company at a higher offer if one was obtained. This statement was false.

          29. In fact, the Special Committee determined that there needed to be a market check and offered V. Gupta a choice, The Special Committee said it would agree to negotiate exclusively with V. Gupta with the understanding that "there would be a post-signing market check and that V. Gupta would be required to commit to support a sale of the Company if a higher offer were ultimately obtained." Alternatively, the Special Committee said it would agree to negotiate with V. Gupta "along with other interested parties in an exploration of potential strategic alternatives, but [V. Gupta] would not be given any exclusivity and would not be required to commit to support an alternative transaction." Under the first alternative, an exclusivity arrangement, V. Gupta could have matched any offer which came forward. In this light, it is clear that
V. Gupta withdrew his offer because he was unwilling to see that the public shareholders receive fair value.

          30. At the August 26 board meeting, following the withdrawal of his buyout offer, V. Gupta stated that from his perspective "the Company was not for sale" and he would not sell his shares to a third party. Immediately following this statement, the directors decided that there was no need for the Special Committee.

          31. The minutes reflect that certain directors discussed whether it was desirable to "proactively seek alternative proposals". Then they purportedly discussed the potential disruption to Company operations, the potential adverse effect on key employees, the uncertainty and possible adverse effect on employees in general and the consequential adverse impact on the interests of the stockholders. In other words, V. Gupta and those directors under his control were laying the boilerplate framework for the termination of not only the Special Committee but of the consideration of all strategic alternatives other than any which might be presented by V. Gupta in the future.

          32. Immediately, after these "discussions" a formal vote abolishing the Special Committee was conducted. By a vote of 5-3 with one abstention, the directors terminated the search for strategic alternatives and dissolved the Special Committee, notwithstanding its prior mandate to seek alternative transactions. Those opposing the dissolution were three members of the Special Committee, A. Gupta, Kahn and Stryker. The fourth member of the Special Committee, Raval, abstained. The defendants also determined that V. Gupta was not conflicted, notwithstanding the rejection of his offer, from voting to terminate the pursuit of alternatives to his proposal.

          33. The justifications advanced by the directors who voted to dissolve the Special Committee were in direct contravention to the express mandate of the Special Committee previously granted unanimously by the Board and, in direct contravention to their determinations on those same issues made only six weeks earlier. The only pertinent factor which had changed in those six weeks was V. Gupta's decision that he was unwilling to offer more than $11.75 per share. Because V. Gupta did not want the Company sold to anyone else, admittedly to protect his interests, he and those under his control decided that the Company was no longer for sale.

          34. V. Gupta and the entire Board had previously decided only six weeks earlier that it was in the best interest of the Company and all the shareholders to pursue a potential sale of the Company to third parties. One and only one fact changed from that time and when the Board abruptly changed its decision: V. Gupta's decision not to offer more than $11.75 per share. The only thing that changed was V. Gupta's inability to acquire the Company on the cheap. Indeed, had V. Gupta abstained from the vote on dissolving the Special Committee, as he should have, and had Raval acted free of V. Gupta's domination, the Board would have been deadlocked 4-4 on the motion to dissolve and the resolution would have failed. The dissolution of the Special Committee was undertaken for one and only one purpose, to serve the personal interest of V. Gupta in maintaining his personal fiefdom over the Company.

          35. There was no rational basis, other than the protection of V. Gupta's personal interest, for the decision of the Board to dissolve the Special Committee and terminate the consideration of strategic alternatives. The decision to undertake this action for the personal interest of its largest stockholder was a violation of the directors' fiduciary duties and an improper self-interested decision involving V. Gupta. It was achieved only through the direct participation of and domination by V. Gupta and the support of those dominated and controlled by him.

          36. V. Gupta's conflict of interest remained notwithstanding his decision to withdraw his offer rather than negotiate with the Special Committee.
V. Gupta's conflict of interest existed because of his personal interest in blocking the sale to a third party while preserving his options and opportunities to acquire the Company on his own.

          37. Notwithstanding his abrupt withdrawal of his offer, V. Gupta is not precluded from recommencing an offer at any time under any circumstances and, indeed, he remains exempted from the Company's Shareholder Rights Plan. Of course, while V. Gupta, has the right to hold and not sell his shares, he does not have the right as a Board Member to block a sale of the Company to serve his personal interest, nor to block action in the best interest of the Company.

          38. Members of the Board, other than members of the Special Committee, have stated subsequently that the reason the Board dissolved the Special Committee was that the it was empowered to only consider V. Gupta's offer. This explanation is obviously inconsistent with the Company's public announcements and the Special Committee's actual authority. This false explanation was created to attempt to justify V. Gupta's decision to terminate the Special Committee in order to preclude the exploration of strategic alternatives for the Company. Defendants terminated the Special Committee not because it had not been authorized to consider such alternatives but, because V. Gupta did not wish the Company to even consider, let alone engage in, any transactions other than his own opportunistic offer.

          39. In any event, the false explanation that the Special Committee was never authorized to consider alternatives to V. Gupta's proposed transaction, if accepted, would establish that the Company's prior disclosures regarding the role and scope of the Special Committee were intentionally false and misleading. The only logical explanation for overstating the Special Committees authority would be an attempt to protect V. Gupta's effort to take the Company private from shareholder scrutiny and challenge. Publicly stating that the Special Committee had the ability to look at strategic alternatives, but secretly denying it that authority would leave the false impression of an open and fair process thereby bolstering shareholder support for V. Gupta's proposal and insulating it from legal challenge. In other words, if the Special Committee did not actually have the authority to consider alternatives, it was a sham designed to defraud stockholders.

          40. Another claim advanced by members of the Board other than the Special Committee is that because V. Gupta has withdrawn his proposal there is no reason that the entire Board cannot consider strategic alternatives and offers received by the Company. However, given V. Gupta's stated opposition to all such alternatives and given his withdrawal of his own offer in light of the Special Committee's indication that it was too low, V. Gupta suffers from a disabling conflict of interest and is not in a position to consider fairly alternatives to his own still unfulfilled ambition. He has not disavowed a continuing interest in pursuing a going private transaction.

          41. The defendant directors in voting to terminate the Special Committee were aware of V. Gupta's conflict of interest and were aware that they were terminating the Special Committee in order to terminate the exploration of strategic alternatives to V. Gupta's offer because V. Gupta did not wish there to be an alternative to an acquisition by himself. Given V. Gupta's domination and control, as well as the company's Poison Pill, no third party is likely to come forward with an unsolicited offer.

          42. The individual defendants were aware that the action they were supporting, and indeed causing as a result of their support, was inconsistent with their fiduciary duties to act on behalf of all shareholders and was one which was intended to and did confer an improper personal benefit on V. Gupta, at the expense of the majority of shareholders of infoUSA and the Company. The individual defendants did not act out of a good faith belief that the Company was better off pursuing no strategic alternative, because had they had such a belief they would have rejected V. Gupta's offer out of hand from the start. Instead, it is clear that the individual defendants, in breach of their fiduciary duties, determined to use their Board positions to assure that infoUSA would be sold, if at all, to V. Gupta and only to V. Gupta. To the extent the public majority shareholders of infoUSA are bought out, their interest is in receiving the highest price and the identity of the buyer is of no consequence.

          43. V. Gupta's offer at $11.75 per share was 100% financed. V. Gupta was not required to inject any new equity into the Company in order to acquire sole ownership of it. Further, the price of $11.75 per share was sufficiently low that he had room to raise his offer well above that level and still not be required to provide any additional equity to complete the transaction. The only consideration which would cause V. Gupta to withdraw immediately was his desire to see that the Company be sold to himself and only to himself, and at a price determined by him, not by fairness or the market.

          44. In a conference call on October 26, 2005, V. Gupta continued his inaccurate characterizations of his conduct and the reason for dissolving the Special Committee. He stated:

               While I believe my proposal was fair to the
               shareholders, the Special Committee indicated that they did not intend to proceed with my proposal on a prompt basis. I decided to withdraw my proposal [following] the decision of the Special Committee. Since a Special Committee was formed to evaluate my going-private proposal and that proposal had been withdrawn, the Board of Directors determined that the Special
               Committee should be dissolved.....

               The Board of Directors will continue to act in the best interests of all infoUSA shareholders. Also, as a founder of infoUSA, I, along with my wife and three sons, have a 40% ownership of the Company. And my interests are aligned with the interests of other infoUSA shareholders.

          45. The foregoing statements by V. Gupta were false in that the reason that V. Gupta withdrew his going-private proposal had nothing to do with whether the Special Committee could proceed on a "prompt basis". His proposal was withdrawn because the Special Committee insisted on a "market check". V. Gupta opposed adamantly to having any market check of his proposal.

          46. V. Gupta's desire to avoid a market check of his proposal highlights the falsity of his claim that his interests are aligned with other shareholders. V. Gupta did not want a market check because he was aware that such a check would yield well in excess of his $11.75 per share. Indeed, V. Gupta and the Board are aware that the Company had previously received an unsolicited offer of $20 per share from Acxiom sometime in 1998. Acxiom continues to be a major player in the Company's business sector and a major competitor. There are no factors which would indicate that Acxiom has in any way lost interest in acquiring the Company.

          47. The $20 per share offer was rejected by the Board because V. Gupta did not want to sell his stock. Of course, V. Gupta does not own a majority of the stock and the decision to reject the $20 per share offer was improperly based on V. Gupta's personal interests and not on the interests of all stockholders.

          48. Sometime in late September or early October of 2005, V. Gupta had meetings with Acxiom senior officials at Acxiom's headquarters. Such visits were not social visits as it is well-known that V. Gupta and the CEO of Acxiom do not get along well. Given this lack of personal friendship, the fact that Acxiom and the Company are direct competitors and V. Gupta's decision (supported by the other defendants) to quash any effort to sell the Company as a whole, V. Gupta's visit can only have been for his own self-interest. Based on this information it is believed and therefore averred that V. Gupta continues to explore the possibility of a transaction for the Company which would benefit him to the detriment of the remaining stockholders

          49. Stephens & Co., in assisting V. Gupta in his offer, were given confidential Company financial projections at least as early as June 16, 2005 notwithstanding that it was not until July 18, that V. Gupta executed a Confidentiality Agreement which allowed him to use certain non-public information in connection with his offer. The Company's Code of Ethics prohibited any employee from using Confidential Company Information without express permission from the Board. V. Gupta used Stephens & Company as his investment advisor in connection with his offer to acquire the Company. Stephens & Company also had an analyst who provided research on the Company's stock.

                         III. Demand Excused Allegations
                              --------------------------

          50. The plaintiff has not made demand on the Board of Directors as to Derivative Count I and such demand is excused because it would be futile.

          51. V. Gupta has personally and directly benefited from the alleged wrongs herein. The remaining 3 individual defendants are unable to properly consider a demand because they are dominated and controlled by and/or beholden to V. Gupta. Further, Raval is also dominated and controlled. Despite personal knowledge that V. Gupta abuses his control for his personal gain, these defendants and Raval permit and in fact support such actions. Further in certain instances, as more fully alleged herein, these defendants and Raval have financial ties with the Company and have benefited from V. Gupta's abuses which adversely affected their ability to properly assess any demand of the matters raised herein. The Individual Defendants constitute half of the Board of Directors. Further, as more fully alleged herein, Raval is dominated and controlled by V. Gupta and is unable to properly consider a demand. All board members were selected personally by V. Gupta and all could be removed by him at will.

          52. V. Gupta is personally interested in the matters alleged herein and could not properly consider a demand from Cardinal. Further, V. Gupta has operated the Company for his personal benefit without appropriate oversight by the Board. V. Gupta has engaged in numerous interested party transactions, received large, unjustified and unregulated perquisites, has employed members of his personal family and has used the Company for personal liquidity purposes.

          53. V. Gupta through his 38% ownership of the Company is not in a position to assure a vote on an alternative merger would fail. While, under Delaware law, V. Gupta, as a shareholder, is entitled to vote his shares against any proposed transaction even if motivated solely out of his own financial self-interest, he is not permitted to use his membership on the Board, nor his domination and control of the board, to pursue his personal benefit rather than the interests of the Company and all its stockholders. As more fully alleged herein, V. Gupta has engaged in just such conduct.

          54. As more fully alleged herein, the Defendants are aware that the Special Committee was terminated, not because it was in the best interests of the Company and all of its stockholders, but because it was solely in V. Gupta's interests. They were aware that, unless stopped, the Special Committee's efforts almost certainly would yield a strategic partner at a price far in excess of V. Gupta's offer and that such an offer would receive overwhelming support from all of the Company stockholders, except V. Gupta. The abrupt about face of these Directors in first determining that it was in the best interest of the Company to pursue strategic alternatives and then, terminating that effort when it did not suit V. Gupta, is clear evidence that they will not act contrary to V. Gupta's personal interests.

          55. Further, these individual Defendants have also assisted V. Gupta in a campaign designed to hide the real reason for the termination of the Special Committee effort. Each of these Defendants has espoused and supported the claim that the reasons for the termination of the Special Committee were that it was not empowered to seek alternatives and V. Gupta's withdrawal of his offer removed his conflict of interest and, thus, the Board as a whole could consider strategic alternatives. The defendant's claim does not explain, however, why the Board as a whole is not continuing to pursue the strategic alternatives which the Board, only six weeks before, had decided unanimously were appropriate.

          56. These Individual Defendants determined to terminate the exploration of strategic alternatives for one reason only, to benefit V. Gupta. The only fact which had changed from the time these Board members decided to pursue such alternatives and then, later, decided not to pursue such alternatives, was V. Gupta's decision that he could not acquire the Company on terms sufficiently favorable to him. There was no reason in the best interests of the Company or all of its shareholders to terminate this search. Each of these defendants was personally selected by V. Gupta to be on the board and V. Gupta could remove any at will.

          57. V. Gupta's domination and control of these defendants is also shown by the exemption of V. Gupta from the Company's Shareholders Rights Plan.
V. Gupta and his family are exempt from the Shareholder Rights Plan (or "Poison Pill"). The Poison Pill is designed to prohibit unsolicited acquisitions in excess of 15% of the Company's stock. After his offer was made, V. Gupta entered into a temporary standstill because the Company's Shareholder's Rights Plan did not apply to him. However, there continues to be no logical justification as to why the Company would not amend its Shareholder Rights Plan to seek to preclude
V. Gupta from acquiring additional shares including acquiring majority control of the Company when the Board has concluded it needs that authority with respect to all other potential purchasers. Indeed, how could someone acquiring 16% of the Company's stock be more of a threat than V. Gupta acquiring an additional 16% of the Company's stock and thereby gaining majority control?

          58. Despite efforts of certain members of the Board to either renew the standstill with V. Gupta or include V. Gupta, and his family in the Company's "Poison Pill", V. Gupta, through his domination and control of the Defendants and Raval has frustrated all such attempts.

          59. Defendant Kaplan is a named partner of and former Chairman of the Executive Board of Robbins, Kaplan, Miller & Ciresi L.L.P., the Company's legal counsel. In 2004, 2003 and 2002, the Company paid $576,000, $415,000 and
$685,000 respectively to this firm. Thus, the Company has paid on average in excess of $550,000 per year for the last three years to Kaplan's law firm. For the year 2004 the American Lawyer reported that the Robbins Kaplan firm had approximately $164 million dollars in revenue and 244 lawyers, for an average revenue of approximately of $672,000 per lawyer. Thus, the amounts paid by the Company represented an amount equal almost to the average revenue generated per lawyer for the Robbins Kaplan firm. Robbins Kaplan continues as counsel to the Company. Such payments were and are material to Kaplan. Kaplan also received $60,000 and $48,000 in directors fees in 2004 and 2003, respectively.

          60. Defendant Kaplan is incapable of considering the demand because he is under the domination and control of V. Gupta. As more fully alleged herein, defendant Kaplan actively supported the termination of the Special Committee, despite the inherent conflict of interest V. Gupta suffers in this circumstance. He has indicated that he does not believe V. Gupta's offer presented the Company with any issue of conflict of interest. He has indicated that despite V. Gupta's personal interests in seeing that the Company is sold to no one other than himself and despite the public statements that the Special Committee was formed to consider strategic alternatives, the Special Committee was properly terminated once V. Gupta withdrew his offer and that any potential offer by a third party should be considered by the entire Board, including V. Gupta. He also supported the termination of the search for strategic alternatives, which establishes that the termination of the Special Committee was not for the purpose of allowing the entire Board to control the process, but was to protect
V. Gupta's interests as a stockholder. Further, although he is aware that the Special Committee rejected V. Gupta's offer as inadequate, he did not feel it was necessary to inform himself as to the basis for that conclusion.

          61. Defendant Walker is President and CEO of JetLinks Aviation. Defendant Walker has received previously undisclosed financial benefits for the Company including free office space for his private business from Everest, a company affiliated with V. Gupta, and subsequent to the Company's acquisition of that building, from the Company. Walker has received $36,000 and $60,000 in director's fees in 2003 and 2004, respectively. Like defendant Kaplan he supported termination of the Special Committee, the strategic process and has supported V. Gupta's improper perks and use of Company assets.

          62. Defendant Haddix is also incapable of properly considering a demand. Defendant Haddix has supported V. Gupta in his use of his position for personal gain and is under the domination and control of V. Gupta. Haddix has stated that he views there being no conflict between V. Gupta having made an offer for the Company and V. Gupta's participation in and decision to terminate the Special Committee. He has stated he sees no conflict between V. Gupta's interest in acquiring the Company, and his desire to see the Company is not sold to a third parry, and V. Gupta, being in charge of any process which considers potential offers from third party acquirers. Haddix stated that he considered that the Special Committee authority to "consider other alternatives" authorized it only to consider other alternatives involving V. Gupta. He did not view it as appropriate for V. Gupta to abstain from the vote to disband the Special Committee. Although Haddix as a member of the Governance Committee and the Compensation Committee has exercised no independence as more fully alleged herein

          63. Further, Haddix has expressed a view that because V. Gupta already owns 35% of the Company, it is appropriate to provide V. Gupta a preference in considering offers from V. Gupta as opposed to third parties. Like Walker, Haddix also received free office space from Everest and, later, the Company. Haddix received fees of $84,000 in 2004 and $66,000 in 2003. Defendant Haddix runs a company called PK Ware, a software company, with offices in Chicago. Haddix, however, lives in Omaha and conducts his operations from the free office space provided by the Company.

          64. Ravel cannot properly consider a demand because Raval is dominated and controlled and beholden to V. Gupta. Raval holds his position on the Board solely because of V. Gupta's decision to place him on the Board, and were V. Gupta dissatisfied with his role on the Board he would be removed. Raval is a college professor at Creighton University. As reported in the Chronicle of Higher Education the average fu11 professor's at Creighton is $86,300 plus $3,000 as department chair. Ravel received $96,000 dollars and $139,000 dollars respectively for his role as a member of the Board in 2004 and 2005. He also recently received a $50,000 grant, which was controlled by V. Gupta, from the V. Gupta School of Business Administration. These amounts were and are material to Raval. Further, V. Gupta and Haddix have substantial social and financial connections with Creighton University. V. Gupta is a substantial economic contributor to the university and Haddix sits on the Board of Creighton University and on the advisory counsel to the school of Business Administration where Raval is a professor. V. Gupta has made multimillion dollar grants to fund the V. Gupta School of Business Administration in India associated with Creighton, and which has an exchange relationship with Creighton. infoUSA is one of the leading recruiters of students from the college of business administration, including accounting majors. These factors, in addition to the history of Raval's acquiescence in, or in compliance with, V. Gupta's exercise of domination and control establishes Raval is incapable of properly considering a demand.

          65. Charles Stryker joined the Board in May of 2005 as a "independent' director. Stryker also served on the Special Committee. Stryker resigned from the Board in January of 2006, after only nine months, ostensibly because of business conflicts. However, these business relationships were the very business relationships which were touted when Stryker joined the Board. Stryker voted to have the Special Committee consider other alternatives, voted to inform V. Gupta that his offer was too low and voted to oppose the dissolution of the Special Committee. In addition, it is believed that Stryker attempted to press for reforms in the company's corporate governance. Stryker's abrupt resignation can be attributed to only one factor, frustration with the inability of he and the other independent Board members, who are in the minority, to act against domination and control exercised by V. Gupta over the other Board members. For example, related party transactions abuses are legion, well documented and known to all Board members. V. Gupta has assured shareholders, falsely, that the transactions are appropriate, receive appropriate oversight and through Board action have been "virtually eliminated". All of these statements are false, the Board members know these statements are false yet these Defendants, with the support of Raval, act to assure that the Board takes no action to stop these abuses.

          66. For many years the Board has allowed V. Gupta to run the Company and its affairs including matters at the board level with little or inadequate supervision. Even matters in which Mr. Gupta had an obvious self interest they are acted upon with only a cursory, at best, examination and often in the presence of V. Gupta himself who does not recuse himself while such matters were being discussed or decided.

          67. Documents produced by the Company reveal a stunning abuse of Company resources by V. Gupta and his family for their personal expenses including private jets, vacation homes, yachts and automobiles. Use of corporate funds for personal expenses is so extensive that the company apparently even paid the expenses of V. Gupta's aborted going private offer. These defendants and Raval are fully aware of these abuses and have not acted to terminate them.

          68. V. Gupta and his family, as well as certain Directors, have made extensive use of corporate aircraft at Company expense for personal matters without any compensation to the Company. Despite an overwhelming knowledge of these Defendants regarding these abuses, they have taken no effort to terminate such abuses and instead have actively sought to conceal these abuses by causing the Company to acquire these assets, such as buildings, a yacht and corporate aircraft in an effort to obscure the extent to which they are used for personal purposes without compensation to the Company. These Defendants, and Raval's tolerance of, and in certain instances active acceptance of, such benefits demonstrates their inability to take any action which would be adverse to V. Gupta's personal interests.

          69. Transactions with Harold Anderson until, November 11, 2005 an "independent" director are a further example. Anderson was a director of two of the mutual funds of the Everest Mutual Funds of Family. The Everest Mutual Funds of Family is a privately held mutual fund group. V. Gupta is President and owns 100% of the voting stock in Everest Funds Management, LLC, a Delaware corporation, and 100% of Everest Asset Management. In 2002 the Company paid Everest Asset Management $415,000 for acquisition related expenses. In 2001 the Company invested $1,000,000 in the Everest3 Fund which is managed by Everest Funds Management, LLC.

          70. Although ostensibly independent as the Chairman of the Compensation Committee and Audit Committee, Anderson in fact had substantial economic and personal ties to V. Gupta. Anderson, a co-director of Everest Investments with an undisclosed compensation, is provided rent free office space within Everest Investments building, and later, after its acquisition by infoUSA, in infoUSA's building. Anderson was provided extensive free use of corporate aircraft for obviously personal reasons and additionally received sizeable compensation. Anderson received $85,821 and $87,091 in 2003 and 2004, respectively. Although aware of these relationships the defendants wrongly told stockholders Anderson was part of an independent oversight of V. Gupta's compensation and actions. In fact, the Audit Committee and the Compensation Committee have acceded to virtually all of V. Gupta's demands and personal interests. The committees have never conducted any independent verification of any of the related party transactions or any of the compensation ever awarded to
V. Gupta. Indeed despite such matters being brought to the committee's attention, the committee took no action to terminate improper related party transactions and further approved the plan to convert the related party transactions into direct company expenses thereby further obscuring the extent to which V. Gupta and his family (and a even members of the Committee) used corporate assets for personal purposes. The Committee's current membership is as follows; William Fairfield, George F. Haddix and Dennis P. Walker.

          71. In a conference call on October 26, 2005, V. Gupta in response to questions about interested party transactions stated that as a result of Board decisions several days earlier "virtually all" of them would disappear. Critically, V. Gupta qualified all of his remarks with adjectives that left room for continued interested party transactions. Further, from V. Gupta's remarks and company documents, it is clear that one way the Company believes it can make interested party transactions "disappear" is by having the Company acquire the asset in question and thereby eliminate a third-party payment. For example, rather than reimburse V. Gupta for V. Gupta's use of his own yacht, the Company assumed the $2.2 million dollar obligation for the yacht and lets V. Gupta use it. In the Company's parlance, this eliminated an interested party transaction. A review of the minutes of October 23, 2005, just recently obtained by plaintiffs however, reveal that the Board took no action and had no discussion of related party transactions. Despite their knowledge that V. Gupta has publicly claimed that the Board is exercising oversight over related party transactions, the Board takes no action.

          72. At the July 21, 2005 meeting of the Audit Committee, Raval presented a summary of transactions between the company and related parties for the first six months of 2005. The committee again reviewed its Related Parties Transactions Policy which had been considered, but not adopted in the preceding year. The Audit Committee agreed to adopt the policy, however only after explicitly exempting from the policy "board-approved compensation of directors or officers of the company, [and] ... normal reimbursement of business expenses". The overwhelming majority of the related party transactions and the bulk of the unregulated perquisites to V. Gupta are in the form of "board-approved compensation" and "reimbursement expenses". Therefore, despite overwhelming evidence of abuses and unregulated interested party transactions, after years of fiddling about the issue, the Audit Committee's efforts result only in a policy which specifically exempts the vast majority of the problems.

          73. As alleged in detail herein, the purported criteria for compensation of V. Gupta have been nothing but a ruse designed to justify the compensation. V. Gupta's compensation, as "controlled" by the Compensation Committee, is a heads he wins, tails the shareholders lose proposition because no matter what the Company's performance, V. Gupta receives the compensation he desires.

          74. Specific examples of the lack of oversight by the Board include:

          A. At a July 16, 2001 meeting the Audit Committee with V. Gupta present, approved retroactively the Company's investment of $IM in a blended index fund with Everest Investments. The matter was presented to the Audit Committee because V. Gupta served as a director of Everest Investments and held an undisclosed ownership interest in Everest. Anderson, a member of the Audit Committee also served as a director of Everest, but did not recuse himself. There is no indication that the investment was selected for any reasons relating to the Company's business or business operations and there was no discussion by the Audit Committee of why Everest Investments was selected even if the Company were to decide to engage in such types of investing. There was no inquiry as to why the matter had not previously been brought to the attention of the Audit Committee nor why Anderson, as an Audit Committee member, had not seen fit to bring it up previously. Further, there was no discussion of the propriety of having Anderson and V. Gupta present during consideration of these matters.

          B. The Board on July 16, 2001, directed that management prepare an analysis of the compensation of directors at comparable companies and prepare a proposed compensation plan to be presented to the Compensation Committee. On July 31, 2001, the Compensation Committee received that report. However, instead of adopting the report which recommended $4,000 per quarterly meeting and $2,000 for each additional special meeting i.e. $16,000 annually if the Board member attended all meetings; the compensation committee determined to award $24,000 per year regardless of attendance and set a policy of expecting directors to attend only 50% of meetings in person.

          C. At the July 16, 2001 board meeting, the Board approved 700,000 shares of common stock to be distributed under the Company's 1992 stock option plan. The Board did not make the allocation however and instead, simply identified the executive officers who were to receive such compensation. The Board provided to V. Gupta in his sole discretion the authority to determine who would receive such compensation. The Board did not even require that V. Gupta's recommendations receive Board authorization but instead gave V. Gupta carte blanche.

          D. At the October 15, 2001 Audit Committee meeting, the Audit Committee with members of management present, retroactively approved the Company's assumption of a building owned by Everest Investments, with whom both
V. Gupta and defendant Anderson, Chairman of the Audit Committee, had affiliations. The Audit Committee received no written appraisals, no written analysis of the terms of the transaction, no financial analysis of the benefit to the Company. Instead, they received an oral report from two members of management as to "the basis for determining the purchase price and the anticipated financial impact on the Company of owning the building rather than renting it." The full Board met immediately following that meeting and without even disclosure of the relationships of Mr. Anderson and Gupta to Everest Investments or the basis on which the Audit Committee considered recommending approval of ratification of the investment, the full Board ratified.

          E. On November 20, 2001 the Compensation Committee determined to award
V. Gupta the base salary of $560,000 per year and a bonus of 10% of the company's EBITDA in excess of $80 million dollars. The Compensation Committee purportedly did this based on an examination of compensation of officers of other publicly traded companies, however, the Compensation Committee received no report from any compensation consultant, no written evaluation of the compensation presently paid to V. Gupta and no written evaluation of the compensation paid to other chief executive officers of other publicly traded companies.

          F. At the March 14, 2002 Audit Committee meeting, matters related to interested party transactions consumed one sentence. It states "members of the Audit Committee and representatives of KPMG LLP discussed the Company's policies and practices with respect to related party transactions and disclosures of such transactions in the Company's public reports." At that time the Company had no written policy regarding related party transactions. The Committee received no written report or analysis of the Company's practices or policies either with respect to such transactions or to the reporting of them. Indeed, there apparently were no written documents relating to such policies or practices at all as of that time.

          G. On April 15, 2002 the Audit Committee conducted a joint discussion with the Compensation Committee. Again, the Minutes simply referred to their being a "joint discussion of the Company's policies and practices" with respect to related party transactions and executive compensation. Again there was absolutely no documentation which was reviewed by either the Audit Committee or the Compensation Committee, and there were apparently no documents which existed in any form whatsoever setting forth any Company policy or practice with respect to related party transactions or executive compensation as of that time.

          H. On April 15, 2002 the Compensation Committee again considered V. Gupta's compensation and reaffirmed the compensation previously approved in November, 2001 with the additional proviso that the bonus would not exceed $940,000 dollars and that total compensation would not exceed that deductible maximum for federal income tax purposes. It was also determined that the compensation program for the year 2003 for V. Gupta would be presented to the Company stockholders for approval. This revision of the previously established compensation was apparently as a result of a memo written by Anderson to the Board indicating that he, defendant Haddix and V. Gupta had met "as we agreed we would when the subject of bonus payments to Vin was discussed in an informal meeting involving members of the Audit Committee, representatives of our outside auditors and Eric Matson in a telephone conference call on April 1." Eric Matson is company counsel. In that memo Anderson informed the Board that, without there having been any formal meeting approving changes in executive compensation, it was "agreed that the Company would issue a check to V. Gupta for $940,000 as an advance payment on a bonus expected to be earned in 2002." The memo stated "if final figures fail to justify the payment of a bonus of that size, based on a formula developed by the Compensation Committee, Vin would repay any unearned amount." The memo noted that this would give V. Gupta a potential compensation of $1,500,000, $500,000 which would not be deductible. In a circular explanation, the memo explained that this arrangement was fair to the Company if one assumed that V. Gupta had received higher compensation in the past. Specifically, the memo states "if a $1,520,000 performance bonus were to have been payable for Vin for either 2001 or 2002 performance, (which would have been the scenario if the bonus formula approved by the Committee in November had been previously authorized at the shareholders' meeting) ..... would produce approximately the same after tax cost to the Company . . . as the current proposal." (emphasis added). Left out of the Compensation Committee's analysis and the analysis of the Board was that the Company had not agreed previously to pay such amounts to V. Gupta nor had any such amounts been presented to the shareholders for authorization.

          I. At the January 13, 2003 Compensation Committee meeting which were attended by V. Gupta and company counsel, the Company analyzed the bonus payable to V. Gupta for the year 2003. Under the previously agreed program, the bonus payable to V. Gupta was 10% of the Company's EBITDA in excess of $80 million dollars or $290,000. The Compensation Committee, with V. Gupta present nevertheless determined to pay V. Gupta an additional bonus of $140,000 notwithstanding that it was unearned on the executive compensation program "in recognition of his services to the Company in fiscal year 2002." The Compensation Committee further agreed that notwithstanding that it had advanced an additional $510,000 to V. Gupta pursuant to the prior arrangement informally reached and never approved by formal Board or Committee activity, V. Gupta would not be required to immediately repay that and would be given 12 months to repay. Further, as it was apparent that V. Gupta was unable to meet his own self-selected goals for compensation, and in order to assure that he would not have to repay the $510,000, V. Gupta's compensation for 2003 was set at the rate of $490,000 per year plus a $510,000 bonus if the Company achieved consolidated revenues of at least $318 million dollars and earnings before taxes and amortization ("EBTA") of at least $66 million dollars. The Company's reported revenues and EBTA for 2002 were $302 million dollars and $52 million dollars respectively. There was no presentation by any independent compensation consultant nor any review of the alleged compensation to be paid to comparable chief executives. Indeed, the compensation figure of $1 million dollars appears to have been selected simply because it would not require shareholder approval and would be fully tax deductible.

          J. On July 23, 2003 the Audit Committee was informed that management intended to buy V. Gupta's interest in the right to use his skybox at Memorial Stadium, home of the University of Nebraska Cornhuskers. The Committee requested that management provide the Committee with documentation supporting the price to be paid. Prior to providing that information, management went ahead with the acquisition and only on October 20, 2003 provided its justification for the price which was paid. The justification is nothing more than a calculation wherein the Company pays for all future costs, $607,600 out of the original purchase price of $617,400. The justification for the cost is that the box brought with it the right to purchase 28 home game tickets per game at a price of $150 per ticket. In other words the Company was paying full retail price without any volume discounts or present value adjustment and, without any analysis of why the Company was acquiring the skybox in the first place, who would be using it and for what purposes.

          K. At the January 19, 2004 Board Compensation Committee meeting, V. Gupta's 2003 bonus was discussed. The Committee noted that based on the compensation formula proposed that he was entitled to no bonus for the year 2003. In a heads he wins - tails shareholders lose analysis, the Compensation Committee determined to award V. Gupta a bonus of $250,000 in recognition of the Company's increased earnings and increased EBITDA, notwithstanding that these were the very criteria under which V. Gupta was entitled to no bonus. The Company also agreed to advance V. Gupta $260,000 on his fiscal 2004 salary so that he would have sufficient funds with this advance and the award of the unearned bonus to repay the money he owed the companies as of April 2002. Finally, it having become clear that V. Gupta, having twice set formulas designed to provide him large bonuses, failed to meet the performance criteria he selected, the Committee decided to change V. Gupta's compensation to a straight salary of $750,000, an increase of 53% for the year 2004.

          L. Although the Board did submit the Company's Stock Option Plan for a shareholder vote at the Company's annual meeting, the Plan passed only because
V. Gupta, the principal recipient of the stock options, voted his shares in favor of the transaction. Had his shares been recused from the vote, the Plan would have overwhelmingly failed. Indeed, at the meeting, after the conclusion of the vote on the option plan, he was heard to quip "it's a good thing I own 40% of the stock

          M. On November 22, 2004 the Audit Committee noted the need to update its policies with respect to the review and approval of related party transactions. Prior to that time the Company had no written policy regarding such matters. That policy was presented to the Committee on December 14, 2004. The Audit Committee recommended approval of the policy to the Board of Directors. The policy required that the Company would not enter into a Material Related Party Transaction, in excess of $60,000, without prior review and approval by the Audit Committee. The Board Minutes reflect, however, that this matter was never presented to the Board of Directors nor was it ever approved by the Board of Directors.

          N. On January 24, 2005 the Audit Committee met with, among others, V. Gupta and his sons Alexander, Benjamin and Jess for the purpose of reviewing a summary of related party transactions which, the Audit Committee later then reviewed with the full Board. Those transactions showed the following: (i) transactions with Annapurna (100% owned by V. Gupta) of $2,218,136 and $1,524,381 for years 2003 and 2004 respectively; (ii) $420,108 and $575,875 with
Robbins, Kaplan, Miller & Ciresi (defendant Kaplan, a member of the Board) for years 2003 and 2004 respectively; (iii) $40,878 and $57,543 with Aspen Leasing Services (100% owned by V. Gupta) for the years 2003 and 2004; (iv) $57,000 and $48,000 to Jess Gupta for the years 2003 and 2004 respectively, $75,696 and $39,000 with the Gupta family 1999 irrevocable trust (a trust for V. Gupta) for the years 2003 and 2004 respectively; (v) $33,000 and $31,200 with Financial Communications (100% owned by Laurel Gupta, wife of V. Gupta) for the years 2003 and 2004 respectively; (vi) $110,221 and $2,794 with Everest Investment Management (40% owned by V. Gupta) for the years 2003 and 2004 respectively;
(vii) $36,000 and $60,000 with Dennis Walker for the years 2003 and 2004 respectively; (viii) $48,000 and $60,000 with defendant Kaplan for the years 2003 and 2004 respectively; (ix) $85,821 and $87,091 with Anderson for the years 2003 and 2004 respectively; (x) $66,000 and $84,000 with defendant Haddix for the years 2003 and 2004 respectively. The details of these transactions showed that the Company was in fact paying for personal automobiles of V. Gupta and for apartments and consulting services to his wife and family. The itemization has also shown the numerous uses of airplanes by V. Gupta for obviously personal trips (i.e. Christmas and New Years in Hawaii for V. Gupta and his family, trips to Nassau, Bahamas for V. Gupta, his wife, and defendant Anderson). The itemization also shows overseas travel on Company aircraft for V. Gupta and his family. The transaction with Aspen Leasing indicates the Company was paying leases on Gupta family items such as a H2 Hummer, a gold Honda Odyssey, a Glacier Bay Catamaran, a Mini-Cooper, a Lexus 330, a Mercedes SL500. The payments to Jess Gupta were for rent on his Maui condominium.

          O. These items were also presented to the Baud on January 24, 2005 meeting. Notwithstanding the obvious personal nature of these transactions, the Board took no action except to suggest that director Raval obtain additional information and present it to the Board in the future at a meeting. Without resolving the question of propriety of the numerous related party transactions, the Compensation Committee determined to increase V. Gupta's annual salary to $1,100,000 per year, an increase of 46.6%, and granted him another 500,000 stock options, potentially with millions of dollars more.

          P. Director Raval's report on related party transactions and recommendation included that the use of jet aircraft and personal properties including the Hillsbourgh Estate, the Maui condo, the automobiles, and boats. It also highlighted that certain directors' related party transactions did not have a sufficient record to show authorizations and whether the services could be procured from other sources at comparable prices. The report further concludes that the acquisition of the jets by infoUSA eliminated any question of "related party payment to Annapurna." It notes, however, that the use of the aircraft needed to be well-documented and personal use should be paid for by the employee. The report concludes that the monthly fixed payments in anticipation of use of personal property could not be easily supported and that the Company should not allow such reimbursements. The Company noted that a portion of the building acquired from Everest by the Company had as its occupants businesses related to defendant Haddix, defendant Walker, and Everest (with whom V. Gupta and then director Anderson had relationships). The report notes that no compensation is made to infoUSA for the use of these facilities. Implicit in the main report was that such persons and entities had not been making any payment to Everest for the use of these facilities when the facilities were owned by Everest. As to certain insurance payments to the Gupta family irrevocable trusts, the report stated only that the payments should be made directly by V. Gupta. The propriety of the existence of these payments or their reimbursement was never examined. The minutes reflect no action was ever authorized by the Board, the Audit Committee or the Compensation Committee in response to this report. Indeed V. Gupta's next action was to propose taking the Company private.

          75. The Company employs L. Gupta, V. Gupta's spouse as Director of Investor Relations and Jess Gupta, V. Gupta's son as Business Development Manager.

          76. In 2001, the Company paid Everest Investment Management $120,000 for rented office space in the building adjacent to the Company's facility. Everest Investment Management is 40% owned by V. Gupta. In 2001 the Company purchased this facility, through the assumption of an existing mortgage, for a purchase price of $2.8 million dollars.

          77. In the four years through 2004 infoUSA paid $13.5 million dollars to Annapurna for the use of their aircraft in addition to the actual purchases in 2004. The jet aircraft served no legitimate business purpose and are in fact, unregulated and unsupervised perquisites which the Board grants to V. Gupta. All of infoUSA's primary facilities were within driving distance of its headquarters. Although the Company ostensibly has a policy for the corporate use and private use of planes, V. Gupta is not held to that policy and the Board regularly grants exceptions. While other executives are technically permitted to use the planes, most of the use is by V. Gupta, often in conjunction with family members or friends. Senior officials of the Company have openly questioned the need for aircraft. However, the Board has acceded to Gupta's demand to keep them. V. Gupta informed the Board that the propriety of use of corporate aircraft was monitored by the Company's auditors, KPMG. The Board subsequently learned, however that KPMG's representatives only verified that actual use occurred and made no effort to assess or inquire into the propriety of the use of the aircraft or that the aircraft was actually used for appropriate business functions. Notwithstanding having learned this information, the Board has taken no action to rein in the use of corporate aircraft.

          78. The Company yacht is similarly a basically unregulated perk granted to V. Gupta. V. Gupta determines directly what functions occur on the boat and whether that function constitutes an appropriate corporate function. There is no independent oversight or review. Among the perks for which the yacht is noted is its' "all female crew" as reported in the Triton Nautical News for captains and crews. In June 2005, the Company entered into a long term lease agreement for ownership of a yacht previously leased by Annapurna, for $2.2 million dollars

          79. The acquisition of the skybox at the University of Nebraska football stadium, again from Annapurna, is another unregulated unrestrained perquisite granted to V. Gupta. V. Gupta received his MBA from the University of Nebraska. Given that the Company serves national and international clientele, the likelihood that there could possibly be the need for extensive entertainment of clients and potential clients at the University of Nebraska football games is at best highly unlikely.

D.   Class Allegations

          80. Plaintiff also brings this action as a class action pursuant to Rule 23 of the Rules of this Court on behalf of itself and all other holders of infoUSA Common Stock (except for the Defendants herein and any persons, firms, trusts, corporations, family members or other entities related to or affiliated with any of them and their successors in interest) (the "Class").

          81. This action is properly maintainable as a class action because:

          A. The Class is so numerous that joinder of all members is not practical. While the exact number of beneficial owners is not known, it is believed that the Company has in excess of 200 stockholders.

          B. The members of the Class are situated throughout the United States and are so numerous as to make it impractical to bring them all before this Court.

          C. There are questions of law and fact which are common to the Class which predominate over other matters affecting any individual members, including but not limited to whether the Defendants have breached their fiduciary duties as alleged herein.

          82. Plaintiff's claims are typical of the claims of other members of the Class and that all members of the Class have been damaged by the Defendants' action.

          83. Plaintiffs are committed to prosecuting this action and have retained competent counsel to bring litigation of this nature. Plaintiff is an adequate representative to the Class.

          84. A class action is superior to any other method for the fair and efficient adjudication of this controversy.

          85. This action is properly maintainable as a class action because a direct action exists in that the stockholders will receive the benefit individually of any remedy sought herein.

          86. While Plaintiffs do not claim a right as shareholders to have the Board of Directors agree to enter into a merger agreement or other business combination, once the Board of Directors decided to explore such alternatives, the shareholders, individually, would receive the benefit of any successful pursuit of that goal. Here the action challenges the Defendants' breach of fiduciary duty in terminating the exploration of such alternatives by the Special Committee. Should the requested relief be granting, voiding that the Defendants' actions in terminating the Special Committee activities, a successful pursuit of the Special Committee's mission would benefit the stockholders individually.

                                     COUNT I

                        Derivatively On Behalf of infoUSA

          87. Plaintiff incorporates paragraphs 1 through 86 hereof as if fully set forth herein.

          88. The decision of the defendants to terminate the Special Committee's exploration of strategic alternatives was in breach of their fiduciary duties and was for the sole purpose of protecting V. Gupta's interest as a stockholder

          89. The Company and the Company stockholders have no adequate remedy at law to compensate for the loss of the Special Committee process and exploration of strategic alternatives.

          90. Only voiding the termination of the Special Committee and the continuation of the strategic process will provide an adequate and fair remedy for the Company and its stockholders.

          91. Further, plaintiffs are entitled to damages in the amount provable at trial including but not limited to the expenses of the Company in responding to V. Gupta's offer.

                                    COUNT II

                             On Behalf of The Class

          92. Plaintiffs incorporate paragraphs 1 through 91 hereof as if more fully set forth herein.

          93. Plaintiffs bring this action in the alternative as a class action because the remedy sought herein will inure to the benefit of stockholders as stockholders.

          94. Specifically, pursuit of strategic alternatives is likely to yield a merger or acquisition which would provide such shareholders a favorable opportunity to dispose of their stock.

          95. As such, because the remedy will inure to the benefit of stockholders, this action is properly brought as a class action.

          WHEREFORE, plaintiff respectfully asks this Court for an order or orders as follows:

          A. Declaring that demand was properly excused with respect to Count I;

          B. Declaring that Count II is properly brought as a class action;

          C. Finding and determining that the defendants breached their fiduciary duties as more fully alleged herein;

          D. Finding the termination of the Special Committee was a breach of defendants' fiduciary duties and voiding the Board action terminating the Special Committee;

          E. Awarding the Company and the Class such damages as they have sustained;

          F. Awarding plaintiff its litigations expenses, including attorneys and expert fees and expenses; and

          G. Such other and further belief as the Court deems just and appropriate.

Dated: February 22, 2005                TAYLOR & MCNEW LLP`

                                        By: /s/ Bruce McNew
                                            -------------------
                                            R. Bruce McNew (# 967)
                                            2710 Centerville Road, Suite 210
                                            Wilmington, DE 19808
                                            Tel: (302)655-9200

                                            COUNSEL FOR PLAINTIFF

                                    Exhibit C

            Schedule of Transactions in Shares Since the Last Filing

Tran          Trade           Settle                           Trade
Code          Date            Date          Quantity           Amount
--------------------------------------------------------------------------


Long in        3/2/2006        3/2/2006       22,500         259,060.50
Long in        3/2/2006        3/2/2006       56,300         639,646.82
Long out       3/2/2006        3/2/2006       -6,070          71,868.80
Buy            3/6/2006        3/9/2006        6,900          82,185.21
Sell           3/6/2006        3/9/2006         -200           2,349.12
Sell          3/13/2006       3/15/2006         -100           1,183.96
Sell          3/15/2006       3/20/2006       -1,280          15,399.58
Sell          3/20/2006       3/23/2006       -2,670          32,563.39
Sell          3/20/2006       3/23/2006       -2,510          30,612.02